SEVEN VENTURES, INC.

4685 South Highland Drive, Suite 202

Salt Lake City,  UT  84117

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE  COMPOSITION

OF THE BOARD OF DIRECTORS

MAY 10, 2004

This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Seven Ventures, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by the Company’s stockholders is required in response to this Information Statement.  Proxies are not being solicited.

INTRODUCTION

The Company anticipates that, following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company’s stockholders, the transactions contemplated by the Agreement and Plan of Merger discussed below under “Change of Control” will be completed.  At that time:

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Pursuant to an Agreement and Plan of Merger by and among the Company, Chex Services, Inc., a Minnesota corporation (“Chex”), and the sole shareholder of Chex, Equitex, Inc., the Company will cancel 85,716 currently issued and outstanding shares, issue 329,563 restricted shares for consulting services, and commit to issue to Equitex an aggregate of 7,700,000 shares of common stock of the Company along with warrants to purchase up to 800,000 shares of common stock of the Company in exchange for 100% of the issued and outstanding shares of common stock of Chex; and

*

Jeff W. Keith, Shane Kirk and Quinton Hamilton, the directors of the Company, will resign and Henry Fong, Aaron Grunfeld and Jim Welbourn will be appointed as new directors and shall constitute the entire board of directors immediately following the consummation of the Agreement and Plan of Merger.

Because of the change in the composition of the Company’s board of directors and the exchange of securities pursuant to the Agreement and Plan of Merger, there will be a change in control of the Company on the date the transactions are completed.

As of May 10, 2004, the Company had issued and outstanding 340,823 shares of common stock, the Company’s only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held.  Each share of common stock is entitled to one vote.

Please read this Information Statement carefully.  It describes the terms of the Agreement and Plan of Merger and contains certain biographical and other information concerning the Company’s executive officers and directors after completion of the transactions under the reorganization agreement.

CHANGE OF CONTROL

The Company has entered into an Agreement and Plan of Merger with Chex and the shareholder of Chex, Equitex, Inc., pursuant to which the Company will cancel 85,716 currently issued and outstanding shares of the Company’s common stock, issue 329,563 restricted shares for consulting services, and commit to issue to Equitex an aggregate of 7,700,000 shares of common stock of the Company along with warrants to purchase up to 800,000 shares of common stock of the Company in exchange for 100% of the issued and outstanding shares of common stock of Chex; and

The Agreement and Plan of Merger also provides that Jeff W. Keith, Shane Kirk and Quinton Hamilton, the directors of the Company, will resign and Henry Fong, Aaron Grunfeld and Jim Welbourn will be appointed as new directors and shall constitute the entire board of directors immediately following the consummation of the Agreement and Plan of Merger.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of May 10, 2004 by (i) those persons or groups known to beneficially own more than 5% of the Company’s common stock prior to the closing of the securities purchase agreement and plan of reorganization, (ii) those persons or groups known to beneficially own more than 5% of the Company’s common stock on and after the closing of the Agreement and Plan of Merger, (iii) each current director and each person that will become a director upon the closing of the Agreement and Plan of Merger, (iv) all current directors and executive officers as a group and (v) all directors and executive officers on and after the closing of the Agreement and Plan of Merger as a group.  The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act.  Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.  The business address of the current directors, Jeff W. Keith, Shane Kirk and Quinton Hamilton is 4685 South Highland Drive, Suite 202, Salt Lake City, UT 84117. The business address of Henry Fong, Aaron Grunfeld and Jim Welbourn is 11100 Wayzata Blvd., Suite 111, Minnetonka, MN  55305.

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	Before Closing of Agreement and Plan of Merger (1)		After Closing of Agreement and Plan of Merger(2)
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class

Jeff W. Keith	28,752	8.38%	28,752	0.3%
Shane Kirk	28,572	8.38%	28,572	0.3%
Quinton Hamilton	28,572	8.38%	28,572	0.3%
Ralph M. Wilkerson	78,798	23.12%	78,798	0.9%
Henry Fong (3)	-0-	--	7,700,000	92.94%
Aaron Grunfeld (4)	-0-	--	7,700,000	92.94%
Jim Welbourn	-0-	--	-	--%
Equitex, Inc.	-0-	--	7,700,000	92.94%
All executive officers and directors as a group (three people prior to and three people following the consummation of the Agreement and Plan of Merger)	85,716	25.15%	7,700,000	92.94%

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(1)

Based on 340,823 outstanding on March 10, 2004.

(2)

Based on 8,284,670 shares of the Company’s common stock projected to be outstanding following the closing of the transactions contemplated by Agreement and Plan of Merger.

(3)

Includes 7,700,000 shares of the Company’s common stock to be held in the name of Equitex, Inc., of which Mr. Fong will have shared voting and investment power.

(4)

Includes 7,700,000 shares of the Company’s common stock to be held in the name of Equitex, Inc., of which Mr. Grunfeld will have shared voting and investment power.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the transaction under the Agreement and Plan of Merger following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company’s stockholders, the Company’s board of directors will be reconstituted and fixed at three directors.  On that date, Jeff W. Keith, Shane Kirk and Quinton Hamilton, the directors of the Company, will resign and Henry Fong, Aaron Grunfeld and Jim Welbourn will be appointed as directors and shall constitute the entire board of directors immediately following the closing of the transactions contemplated by the Agreement and Plan of Merger.  The following tables set forth information regarding the Company’s current executive officers, directors and key employees and the Company’s proposed executive officers and directors after completing the transaction under the Agreement and Plan of Merger.  If any proposed director listed in the table below should become unavailable for any reason, which the Company does not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Henry Fong prior to the date the new directors take office.

Each member of the Company’s board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.

Current Executive Officers, Directors and Key Employees

Name	Age	Position
Jeff Keith	32	Director and President
Shane Kirk	31	Director and Secretary
Quinton Hamilton	33	Director and Treasurer

Jeff Keith

President and director, 32 years old, Mr. Keith  graduated from the University of Utah in 1995 with a B.S. in Communications.  Mr. Keith worked as a Business Manager for Acosta Sales and Marketing from January 1998 to October 2000.  Mr. Keith is currently an Account Executive for Hormel Foods Corporation.

Shane Kirk

Secretary  and director, 31 years old, Mr. Kirk graduated from the University of Utah in 1995 with a B.A. in Communications.  Mr. Kirk has been employed by Market Logic, Inc. as a Manager of Manufacturer Sales since November 1998.  Previously, Mr. Kirk worked for A-1 International Foods in various positions from January 1996 to 1998.

Quinton  Hamilton

Treasurer and director, 33 years old, Mr. Hamilton attended the University of Utah from 1990 to 1995, at which time he graduated with a B.A. Mr. Hamilton worked as an account representative/coordinator with the marketing firm of Scopes, Garcia and Carlisle, located in Salt Lake City, Utah, for two years ending June 1997.  Mr. has worked as a Marketing Associate for City Search of Salt Lake City Utah.  Mr. Hamilton was employed as an electronic customer relations manager for Reynolds and Reynolds. Mr. Hamilton is currently employed by Siebl, the worlds leading provider of customer relationship management software.

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Executive Officers and Directors After the Closing of the Share Purchase Agreement

Name	Age	Position
Henry Fong	67	Director
Aaron Grunfeld	57	Director
Jim Welbourn	55	Director

Henry Fong

Mr. Fong has been the president, treasurer and a director of Equitex, Inc., a publicly held company, since its inception in 1983. Mr. Fong has been president and a director of Equitex 2000, Inc. since its inception in 2001. Mr. Fong has been President and a Director of Torpedo Sports USA, Inc. since March 2002. Torpedo Sports USA, Inc. is a publicly traded manufacturer and distributor of recreational equipment. From December 2000 to January 2002, Mr. Fong was a director of Popmail.com, Inc., a publicly traded Internet marketing company. From January 1993 to January 20, 1999, Mr. Fong was chairman of the board and chief executive officer of California Pro Sports, Inc., a publicly traded manufacturer and distributor of in-line skates, hockey equipment and related accessories. From 1959 to 1982 Mr. Fong served in various accounting, finance and budgeting positions with the Department of the Air Force. During the period from 1972 to 1981 he was assigned to senior supervisory positions at the Department of the Air Force headquarters in the Pentagon. In 1978, he was selected to participate in the Federal Executive Development Program and in 1981, he was appointed to the Senior Executive Service. In 1970 and 1971, he attended the Woodrow  Wilson School, Princeton University and was a Princeton Fellow in Public Affairs. Mr. Fong received the Air Force Meritorious Civilian Service Award in 1982. Mr. Fong has passed the uniform certified public accountant exam. In March 1994, Mr. Fong was one of twelve CEOs selected as Silver Award winners in FINANCIAL WORLD magazine's corporate American "Dream Team."

Aaron A. Grunfeld

Mr. Grunfeld has been a director of Equitex, Inc., a publicly held company, since November 1991. Mr. Grunfeld has been a director of Equitex 2000, Inc. since its inception in 2001. Mr. Grunfeld has been engaged in the practice of law since 1971 and has been of counsel to the firm of Resch Polster Alpert & Berger, LLP, Los Angeles, California since November 1995. From April 1990 to November 1995, Mr. Grunfeld was a member of the firm of Spensley Horn Jubas & Lubitz, Los Angeles, California. Mr. Grunfeld received an A.B. in Political Science from UCLA in 1968 and a J.D. from Columbia University in 1971. He is a member of the California Bar Association.

Jim Welbourn

Mr. Welbourn was a director of Equitex, Inc., a publicly held company, from December 2001 to February 2003 and has been the chief executive officer, president and director of Equitex's wholly owned subsidiary Chex Services, Inc., since June of 1992 and Chairman since 2001. Mr. Welbourn also serves as an officer and director for Denaris, Inc. a wholly owned subsidiary of Equitex, Inc. Mr. Welbourn also has served as a director for a privately held bill payment and financial services Jamaican company since February of 2003. Mr. Welbourn has been selected to serve on the Presidential Business Committee in 2003 and 2004 headed by congressman Tom Reynolds.  From 1971 through 1985, Mr. Welbourn held various management. positions at AT&T, where he last served as District Manager for New Product Introductions. From 1985 through 1992. Mr. Welbourn served as president of Gamest, Inc., a specialty retailing company. Prior to joining Chex Services, Mr. Welbourn provided financial consulting services to emerging companies in various industries from 1989 through 1992. Mr. Welbourn has consistently been awarded the distinction of "Honored Professional" in the National Register's Who's Who in Executives and Professionals from 1996 through 2002. Mr. Welbourn received a B.A. in Speech Education from Marquette University in 1971 and an M.B.A. in Organizational Development from George Williams College in 1985.

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Board of Directors’ Meetings and Committees

During the fiscal year ending December 31, 2003, the Company’s board of directors has taken one (1) action by written consent.  The Company’s entire board participated in each action. The Company does not have standing nominating, audit or compensation committees.

Director Compensation

The directors currently are not compensated for serving as members of the Company’s board of directors.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s officers, directors and persons who beneficially own more than 10% of the Company’s common stock to file reports of ownership and changes in ownership with the SEC.  These reporting persons are also required to furnish the Company with copies of all Section 16(a) forms they file.  To the Company’s knowledge, for the fiscal year ended December 31, 2003, no person who is an officer, director or beneficial owner of more than 10% of the Company’s common stock or any other person subject to Section 16 of the Exchange Act failed to file on a timely basis, reports required by Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

Compensation

There was no compensation paid to any executive officer of the Company during the fiscal years ended December 31, 2003 and 2002.  Each officer received 28,572 shares of restricted common stock of the Company in 2001 as compensation for services.

SEVEN VENTURES, INC.

Dated:

May 10, 2004

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